Exhibit 99.1

NEWS RELEASE

Red White & Bloom Brands Provided Extension in Filing Annual Financial Statements

Vancouver, British Columbia – May 3, 2021 – Red White & Bloom Brands Inc., (CSE: RWB)(OTCQX: RWBYF) (the “Company” or “RWB”) announces today that as a result of delays to its audit, the Company’s annual financial statements and accompanying management's discussion and analysis for the fiscal year ended December 31, 2020 (the “Annual Filings”) were not finalized by April 30, 2021, being the date that such filings are due under applicable Canadian securities law requirements. The Company currently expects to file the Annual Filings on or before May 31, 2021 and will issue a news release announcing completion of such filings at such time.

The reason for the delay is due to the integration of subsidiaries acquired, the complexity of acquisition transactions and various delays caused by Covid-19 which collectively resulted in the Company not having adequate time and resources available to complete the audit in the allotted time. The Company is working with its auditor (MNP LLP) to complete the audit in a timely manner.

The Company has been granted by the British Columbia Securities Commission, as principal regulator for the Company, a management cease trade order under National Policy 12-203 - Management Cease Trade Orders. The Company confirms that it will satisfy the provisions of the alternative information guidelines under NP 12-203 by issuing biweekly default status reports in the form of news releases for so long as it remains in default of the noted filing requirements.

During the MCTO, the general investing public will continue to be able to trade in the Company's listed common shares; however, the Company's chief executive office and chief financial officer will not be able to trade in the Company's common shares.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Florida, Illinois, California, Michigan, Oklahoma and Arizona with respect to cannabis, and the US and internationally for hemp-based CBD products.

ON BEHALF OF THE BOARD

“Brad Rogers”

Brad Rogers, CEO

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR

IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves RWB’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. RWB generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the timing and completion of necessary accounting and review procedures to complete the Annual Filings and other factors beyond our control. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of RWB’s management. The forward-looking statements in this press release are based upon information available to RWB as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of RWB and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with Molecular You; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in RWB’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and RWB undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

The CSE and Information Service Provider have not reviewed and does not accept responsibility for the accuracy or adequacy of this release.